UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN RESPONDS TO THE ANNOUNCEMENT OF A PROPOSED TRANSACTION
WITH AN ISRAELI SHELL PUBLIC COMPANY

Toronto, Ontario, October 26, 2010 – Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”) learned yesterday from Howard Cooper, the manager of Bontan’s 76.79%-owned Cayman Islands subsidiary, Israel Petroleum Company, Limited (“IPC Cayman”), that IPC Cayman has entered into an agreement with Shaldieli Ltd., an Israeli shell public company (“Shaldieli”), for IPC Cayman to acquire 90% of Shaldeili’s common equity in exchange for IPC Cayman’s 50% interest in IPC Oil and Gas (Israel) Limited Partnership (“IPC Israel”).  IPC Israel is the registered owner of a 13.609% working interest (the “Working Interest”) in the “Myra” and “Sara” licenses to conduct marine oil and gas exploration in the Levantine Basin, about 40 km off the coast of Israel (the “Israel Offshore Project”).  The other 50% interest in IPC Israel was recently sold to affiliates of the Israeli Ofer family, who committed $28 million to fund IPC Israel’s estimated share of drilling costs for the two initial test wells planned for the Myra and Sara sites.

The Shaldieli transaction is subject to Bontan’s approval as the majority stockholder of IPC Cayman and to Israeli regulatory approvals. Bontan has not given this approval. Such an approval requires consent of Bontan’s shareholders. Key shareholders preliminarily indicated to Bontan that they would not approve this transaction.

Kam Shah, CEO commented, “Although we are intrigued and surprised by the offer from Shaldieli and appreciate the offer, we are not at this time in a position to accept the offer without fully reviewing the offer nor without our shareholders’ approval. The continued interest in the Israel Offshore Project confirms the potential values of the project going forward. We continue to receive significant interest from many parties with a view to financing and/or partnering. We of course will always keep our options open. We appreciate the efforts Mr. Cooper has done in bringing this offer to us but are not in a position to accept it at this time.”

Bontan will continue to hold its indirect working interest of 5.23% in the Israel Offshore Project.

About Bontan Corporation Inc.:

Bontan is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, including:  the effect of economic and political developments in Israel;  the reliance on our financial partners, as well as third-party consultants and contractors, to develop the Israel Offshore Project;  the ability of Bontan and IPC Cayman to raise sufficient capital and demonstrate adequate financial capability, and the associated dilution to current investors’ direct and indirect interests associated with the issuance of additional debt and equity securities;  the risk that the data may show or suggest, or that the license sites ultimately may contain, no or limited amounts of hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Offshore Israel Project;  environmental risks;  government regulation or other action, including recent statements by the Israel Petroleum Commissioner that sales of indirect interests in Israeli projects, potentially to include the recent sale by IPC Israel of a 50% interest to the Ofer family and the proposed Shaldeili transaction, may require approval by the Commissioner;  costs and other effects of legal proceedings, settlement and claims;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Further, in light of past actions taken without Bontan’s prior consent to register the Working Interest in IPC Israel rather than in IPC Cayman, and to sell off a 50% interest in IPC Israel, Bontan cannot assure that IPC Cayman and IPC Israel will not attempt to consummate the proposed transaction with Shaldeili without Bontan’s consent.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Dated: October 26, 2010

BONTAN CORPORATION INC.

By:   /S/
Kam Shah
Chief Exective Office